                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                BI INCORPORATED
                           (Name of Subject Company)

                                BI INCORPORATED
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  055467 20 3
                     (CUSIP Number of Class of Securities)

                                David J. Hunter
                                   President
                               6400 Lookout Road
                            Boulder, Colorado 80301
                                 (303) 218-1000
            (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                    Copy to:
                              John G. Lewis, Esq.
                    Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                             Denver, Colorado 80202
                                 (303) 623-2700

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by KBII Acquisition Company, Inc., a Colorado corporation ("Offeror") and a wholly-owned subsidiary of KBII Holdings, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares (as defined below) of BI Incorporated, a Colorado corporation (the "Company").

Item 1. Subject Company Information.

Name and Address.

   The name of the subject company is BI Incorporated. The address of its principal executive offices is 6400 Lookout Road, Boulder, Colorado 80301, and its telephone number is (303) 218-1000.

Securities.

   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, no par value, of the Company, including the associated common stock purchase rights under the Amended and Restated Rights Agreement dated December 1, 1999, and amended August 9, 2000 between the Company and Computershare Trust Company, Inc. (f/k/a American Securities Transfer & Trust, Inc.), as Rights Agent (collectively the "Shares"). A total of 7,968,818 Shares were outstanding on August 10, 2000. An additional 1,641,018 Shares are subject to outstanding stock options.

Item 2. Identity and Background of Filing Person.

Name and Address.

   The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1 above.

Tender Offer and Subsequent Merger.

   This Schedule 14D-9 relates to the tender offer made by Offeror, disclosed in a Tender Offer Statement on Schedule TO dated August 18, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all the outstanding Shares at a price of $8.25 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal, filed as Exhibit
(a)(1)(B) thereto (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer, a number of Shares which will constitute at least 90% of Shares outstanding at the time that the Shares are accepted for payment pursuant to the Offer (the "Minimum Condition").

   Once the Minimum Condition is satisfied and at least 90% of the Shares have been purchased, the Offeror will be merged with and into the Company pursuant to the Colorado Business Corporation Act ("CBCA") pursuant to the provisions that allow a corporation that is at least 90% owned by a subsidiary to merge with that subsidiary without a vote of all shareholders of the parent company. This type of merger is customarily referred to as a "short-form merger."

   If the Minimum Condition is not satisfied by the expiration of the Offer, but the number of Shares validly tendered pursuant to the Offer represents more than 75% of all Shares outstanding at the time that the Offer is terminated (the "Alternative Condition"), Offeror is relieved of its obligation to accept such tendered Shares, but Offeror and the Company shall, subject to Offeror having received an extension of its financing commitments until such time as a merger can be consummated, take such actions as may be necessary to cause Offeror to be merged with and into the Company pursuant to the provisions of the CBCA that allow a merger to be consummated if it is submitted to all shareholders of the Company and approved by the requisite number of Shares (in this case a majority of the Shares outstanding). This type of merger is customarily referred to as a "long-form merger."

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   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 10, 2000, among Parent, Offeror and the Company (the "Merger Agreement"). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into the Company or, at Parent's election and subject to certain conditions, the Company will merge with and into Offeror or another wholly owned subsidiary of Parent (the "Merger"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety. In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held by Parent, Offeror or the Company, by any direct or indirect wholly owned subsidiary of Parent or the Company or by shareholders who perfect dissenters' rights pursuant to the CBCA) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $8.25 per Share (less any required withholding taxes) or such greater amount per Share which may be paid pursuant to the Offer. The description of the Merger Agreement is incorporated by reference from Section 13 of the Offer to Purchase (filed as Exhibit (a)(1)(A) to the Schedule TO, under the caption entitled "The Transaction Documents--The Merger Agreement").

   The Schedule TO states that the principal executive offices of Parent and Offeror are located at 111 Radio Circle, Mt. Kisco, New York 10549.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Conflicts of Interest.

   Arrangements Between the Company and its Executive Officers, Directors and Affiliates. Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Certain contracts, agreements, arrangements, and understandings, and any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Parent or its executive officers, directors or affiliates, are described in the sections entitled "Election of Directors," "Beneficial Ownership of Common Stock," "Executive Compensation," "Employment Contracts and Termination of Employment and Change-in-Control Agreements," "Related Party Transactions; Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement dated September 27, 1999 for its Annual Meeting of Shareholders held on November 16, 1999 (the "1999 Proxy Statement"); the section entitled "Executive Officers of the Company," in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (the "1999 Form 10-K); and the sections in the Offer to Purchase under the headings "Certain Information Concerning Offeror and Parent" which are incorporated herein by reference and the section. Copies of the portions of the 1999 Proxy Statement and the 1999 Form 10-K referred to above are filed as Exhibits (e)(2) and (e)(3) hereto, respectively, and those portions are incorporated herein by reference.

 Proposed Employment and Similar Arrangements.

   Certain Arrangements and Agreements. The description of the arrangements and agreements between certain present management personnel of the Company on the one hand, and Offeror and Parent, on the other, is incorporated by reference from Section 13 of the Offer to Purchase (filed as Exhibit (a)(1)(A) to the Schedule TO), under the captions entitled "The Transaction Documents-- Stock Voting and Tender Agreement," "--Side Letter," "--Stock Option Grant in Parent," "--Separation Policy" and "--Stockholders' Agreement," as if specifically set forth herein.

   Interests of Certain Persons in the Offer and the Merger. In considering the recommendations of the Board of Directors of the Company (the "Board of Directors") with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent, Offeror and the Company have interests in the Offer

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and the Merger, which are described in the sections of the Offer to Purchase listed below, that may present them with potential conflicts of interest. The information contained under the captions "Background of the Offer," "Certain Information Concerning Offeror, Parent" and "The Transaction Documents--The Merger Agreement; Nonsolicitation Obligations and Exceptions (d)" (discussing officer and director indemnification and insurance) in the Offer to Purchase (filed as Exhibit (a)(1)(A) to the Schedule TO) are incorporated herein by reference.

   Except as described herein or incorporated by these references, there are, as of the date of this Schedule 14D-9, no material contracts, agreements, arrangements or understandings and no material actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Offeror and Parent or their executive officers, directors or affiliates.

   The Special Committee and the Board of Directors were aware of these actual and potential conflicts of interest, as well as the agreements described above, and considered them along with the other matters described below in
Item 4, "The Solicitation or Recommendation--Reasons for the Recommendation."

   The Company's directors and officers are entitled to indemnification pursuant to the Colorado Business Corporation Act and pursuant to provisions of the Company's bylaws. A description of these rights is set forth herein at
Item 8--"Additional Information" under the caption "Indemnification of Officers and Directors."

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors.

   Recommendation of the Special Committee. At a meeting held on August 9, 2000, the Special Committee unanimously recommended (i) that the Board of Directors find that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's shareholders and (ii) that the form, terms and conditions of the Merger Agreement be approved by the Board of Directors and that the Board of Directors recommend to the shareholders of the Company that they tender their shares pursuant to the Offer.

   Recommendation of the Company's Board Of Directors. At a meeting held on August 10, 2000, after hearing the Special Committee's recommendation, the Company's Board of Directors, by unanimous vote of those present, and based on, among other things, the recommendation of the Special Committee, (i) determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders, (ii) approved the form, terms and conditions of the Merger Agreement; and (iii) recommended that the Company's shareholders tender their Shares in the Offer. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES IN THE OFFER.

   Copies of a letter to the shareholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits
(a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

Background.

   In late 1998, the Company engaged SunTrust Equitable Securities Corporation ("SunTrust Equitable Securities") as its exclusive financial advisor and investment banker. In preparation for its assignment, SunTrust Equitable Securities conducted a due diligence review and investigation of the Company. In November 1999, the Board of Directors specifically asked SunTrust Equitable Securities to assist it in the evaluation of various possible strategic alternatives to enhance shareholder value, with a focus on the acquisition of the Company. At that time, the Board of Directors formed a Special Committee of the Board of Directors consisting of Jeremy N. Kendall (Board of Directors and Special Committee Chairman), Beverly J. Haddon and William E. Coleman. The Special Committee's duties were to consider strategic alternatives presented to the Company, to enter into discussions and negotiations related to such alternatives and to recommend to the Board of Directors what action, if any, should be taken.

   SunTrust Equitable Securities then completed preparation of an information package (the "Information Package") concerning the Company which contained historical public financial documents, Company investor presentations and a five-year projected financial plan. Beginning in January 2000, SunTrust Equitable Securities

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contacted a list of numerous potential strategic and financial partners, inquiring as to interest in acquiring the Company. The Information Package was transmitted to those parties that expressed preliminary interest in the Company and who were willing to sign confidentiality agreements with the Company. These interested recipients included Kohlberg & Company, L.L.C. ("Kohlberg").

   Discussions, due diligence and meetings with eight of those parties continued until May 2000, at which time Kohlberg emerged as the remaining party willing to make an offer for the Company.

   Additional information regarding the background of the solicitation and recommendation is incorporated by reference from Section 11 (in its entirety) of the Offer to Purchase (filed as Exhibit (a)(1)(A) to the Schedule TO), under the caption "Background of Offer" as if specifically set forth herein.

Reasons for Recommendation.

   The Board of Directors, in approving the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, is recommending that the Company's shareholders tender their shares pursuant to the Offer. The Special Committee, in its recommendation to the Board of Directors, and the Board of Directors in its recommendation to the Company's shareholders considered a variety of factors including, but not limited to, the following:

   1. The opinion of the Company's financial advisor, SunTrust Equitable Securities, that based upon and subject to the assumptions and qualifications stated in its opinion, the $8.25 per share to be paid to the shareholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such shareholders of the Company, and the report and analysis presented to the Board of Directors in connection with the SunTrust Equitable Securities' opinion. The full text of SunTrust Equitable Securities' written opinion, dated August 9, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by SunTrust Equitable Securities is set forth in and filed as Annex A hereto and is incorporated herein by reference. Shareholders are urged to read the opinion of SunTrust Equitable Securities in its entirety.

   2. The presentation of SunTrust Equitable Securities that included various valuation analyses of the Company, described below under "Opinion of Financial Advisor."

   3. The fact that the $8.25 per Share price represents a premium of 91% over the closing sale price of $4.313 on July 31, 2000, the day Offeror, Parent and the Company agreed to the $8.25 Offer price, and a multiple of 1.37X the Company's net book value per share as of June 30, 2000, and a multiple of 1.79X the Company's net tangible book value per share as of June 30, 2000.

   4. The Board of Directors' and Special Committee's familiarity with the Company's business, financial condition, results of operations, current business strategy and prospects.

   5. The fact that since initiation of the efforts by the Company to seek a transaction in January 2000, no party other than Kohlberg has made an offer for a business combination with the Company.

   6. The Company's prospects if it were to remain independent, and the risks and benefits inherent in remaining independent.

   7. The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives.

   8. The fact that the consideration and other terms of the Merger Agreement resulted from arms-length negotiations among Offeror, Parent and the Company, and the Special Committee's and the Board of Directors' belief that $8.25 per Share represented the highest per Share consideration that could be negotiated with Offeror and Parent.

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   9. The fact that the Offer is for 100% of the Company's Common Stock and is
conditioned upon there being validly tendered and not withdrawn prior to the expiration date of the Offer, at least 90% of the outstanding Shares.

   10. The fact that the Offer and the Merger provide for a prompt tender offer for all Shares to be followed by a second-step merger at the same consideration, thereby enabling the Company's shareholders to obtain the benefits of the transaction at the earliest possible time.

   11. The financial ability of Offeror and Parent to consummate the Offer and the Merger. In this regard, the Board of Directors noted that Offeror and Parent had received executed commitment letters from financial institutions providing for all financing necessary to purchase the Shares and to pay all transaction fees in connection with the Offer and the Merger.

   12. The fact that the Merger Agreement permits the Company to furnish information to and participate in negotiations with third parties in response to an unsolicited acquisition proposal if a majority of the Board of Directors
(a) reasonably determines in good faith, after consultation with an independent, nationally recognized investment bank, that taking such action would be reasonably likely to lead to the delivery to the Company of a superior proposal and (b) determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

   13. The fact that the Board of Directors is permitted to terminate the Merger Agreement if prior to the purchase of Shares pursuant to the Offer, a superior proposal is received by the Company and the Board of Directors reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

   14. The terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

   The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Special Committee and the Board of Directors.

   The Special Committee and the Board of Directors also considered the actual and potential conflicts of interest described above in Item 3. In view of the wide variety of factors considered in connection with their review of the Offer, the Special Committee and the Board found it impractical to, and therefore did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its conclusion and recommendation. Rather, the Special Committee and the Board of Directors viewed their positions and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee and the Board of Directors assigned different weights to the various factors described above.

Opinion of Financial Advisor.

   In connection with the Offer, the Company engaged SunTrust Equitable Securities to provide an opinion as to the fairness, from a financial point of view, of the Offer Price to the Board of Directors. SunTrust Equitable Securities is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected SunTrust Equitable Securities to render a fairness opinion on the basis of its experience and expertise in transactions similar to the Merger and its reputation and experience in the corrections industry.

   Pursuant to the Company's engagement with SunTrust Equitable Securities, SunTrust Equitable Securities assisted in locating a buyer for the Company's Correctional Information Systems business, which was sold in April 1999. SunTrust Equitable Securities received a fee of $250,000 plus expenses of $39,000 for this transaction.

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   SunTrust Equitable Securities has no material relationships with the
Company, Offeror or Parent, or their respective affiliates, except as described herein. SunTrust Banks, Inc., SunTrust Equitable Securities' parent company, may have lending relationships with companies in which Offeror and Parent have investments. In the ordinary course of business, SunTrust Equitable Securities or SunTrust Banks, Inc. may solicit companies in which Offeror and Parent have investments and may provide advisory or other services to those companies.

   At the August 9, 2000, meeting of the Board of Directors, SunTrust Equitable Securities delivered its oral opinion (as subsequently confirmed in writing as of that date) that, as of that date, and based upon and subject to the limitations, assumptions and qualifications stated in the opinion, the Offer Price to be paid in the Offer and the Merger to the holders of the Company common stock is fair, from a financial point of view, to such holders of the Company common stock. No limitations were imposed by the Board of Directors upon SunTrust Equitable Securities related to the investigations made or the procedures followed by it in rendering its opinion (the "SunTrust Opinion").

   The full text of the SunTrust Opinion, which states the assumptions made, matters considered and limitations of review by SunTrust Equitable Securities is attached to this Schedule 14D-9 as Annex A and is incorporated by reference. The opinion should be read carefully and in its entirety in connection with this Schedule 14D-9. The following summary of the SunTrust Opinion is qualified by the full text of the SunTrust Opinion. The SunTrust Opinion is not a recommendation as to whether any shareholder of the Company should tender shares pursuant to the Offer, vote in favor of the Merger or as to any other matter relating to the Offer or the Merger.

   In connection with its opinion, SunTrust Equitable Securities, among other things:

  . reviewed publicly available financial and other financial information, reports, forecasts and other internal information that were provided to SunTrust Equitable Securities by or on behalf of the Company

  .  reviewed the Merger Agreement

  . compared financial positions and operating results of the Company to other companies in the corrections industry

  . considered, to the extent available, the financial terms of other similar transactions recently effected which it believed to be comparable to the Offer

  . reviewed and discussed the historical and current operations of the Company, its financial condition and prospects with management and representatives of the Company

  . conducted other financial studies, analyses and investigations and reviewed other information and factors as it found appropriate for purposes of the SunTrust Opinion

   In connection with its review, SunTrust Equitable Securities did not independently verify and relied on the accuracy and completeness in all material respects of all of the financial and other information and data publicly available or furnished to or otherwise reviewed by it. SunTrust Equitable Securities assumed for purposes of the SunTrust Opinion that the Company's financial forecasts were reasonably prepared on bases reflecting the best available estimates at the time of preparation as to the future financial performance of the Company and good faith judgments of the management of the Company. SunTrust Equitable Securities relied on management's projections. SunTrust Equitable Securities did not express an opinion related to the forecasts or the assumptions on which they were based. SunTrust Equitable Securities also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to SunTrust Equitable Securities. SunTrust Equitable Securities relied on advice of counsel to the Company as to all legal matters related to the Company, the Offer, the Merger and the Merger Agreement. SunTrust Equitable Securities has assumed that the Offer and the Merger will be completed

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in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, SunTrust Equitable Securities did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of the Company and was not furnished with any appraisals. Finally the SunTrust Opinion was based on economic, monetary, market and other conditions as they existed and could be evaluated on the date of the SunTrust Opinion and did not address the fairness of the Offer Price as of any other date. Where analyses in the SunTrust Opinion present information regarding the multiples implied by the Offer Price, the Offer Price has been valued for purposes of analysis at $8.25 per Share.

Intent to Tender.

   To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates intend to tender all Shares held of record or beneficially by them pursuant to the Offer (other than Shares issuable on the exercise of options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Company engaged SunTrust Equitable Securities in a letter agreement dated November 25, 1998, to act as its financial advisor and render its fairness opinion in connection with the Offer and Merger. Pursuant to the terms of SunTrust Equitable Securities' engagement, the Company has agreed to pay SunTrust Equitable Securities for its services an aggregate financial advisory fee equal to approximately $1,312,500 as follows: (a) a valuation fee of $50,000, (b) a retainer fee of $50,000, (c) an additional fee of $150,000 following the delivery of its oral opinion to the Board of Directors, and (d) a financial advisory fee of one and one-quarter percent (1.25%) of the aggregate consideration on a sale transaction.

   The Company has also agreed to reimburse SunTrust Equitable Securities for its reasonable out-of-pocket expenses which are expected to be approximately $70,000. The Company has paid $100,000 in fees to SunTrust Equitable Securities, so far. Under a separate letter agreement, the Company has agreed to indemnify SunTrust Equitable Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of its business, SunTrust Equitable Securities actively trades securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the securities.

   A summary of the material provisions of the agreements with BB&T Capital Markets, a division of Scott & Stringfellow, Inc., as Dealer Manager, and Innisfree M&A Incorporated, as Information Agent, is included in Section 17 of the Offer to Purchase (filed as Exhibit (a)(1)(A) to the Schedule TO), and is incorporated herein by reference.

   Except as disclosed herein and in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1) and portions of which are incorporated herein by reference, neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   Steven P. Merrefield and Jonathan M. Hinebauch, executive officers of the Company, purchased 64 and 1,058 shares, respectively, on June 30, 2000, pursuant to the Company's Employee Stock Purchase Plan. The following six of the Company's directors received options for 4,500 shares each of the Company's common

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stock on June 30, 2000, exercisable at $5.375 per share: William, E. Coleman,
Beverly J. Haddon, Jeremy N. Kendall, Perry M. Johnson, Barry J. Nidorf and Byam K. Stevens, Jr.

   Other than the foregoing, no transactions in Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, after reasonable inquiry, by any executive officer, director, affiliate, or subsidiary of the Company.

Item 7. Purposes of the Transactions and Plans or Proposals.

   (a) Except as described in Items 3 and 4 of this Schedule 14D-9, the Company is not now engaged in any discussions or negotiations in response to the Offer which relate to, or would result in, (i) an extraordinary transaction such as a merger, reorganization or liquidation involving the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company, (iii) a tender offer for or other acquisition of securities by, or of, the Company, or (iv) any material change in the present indebtedness, capitalization, dividend rate or dividend policy of the Company.

   (b) Except as described in Items 3 and 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would otherwise result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information.

Rights Plan.

   The Company adopted a Rights Plan in December of 1999. The Rights Plan allows shareholders of the Company to purchase shares of common stock at certain prices upon the happening of certain events, including acquisition of certain predetermined percentages of shares of the Company by an individual or group, a merger or acquisition of assets. In connection with the Company's entering into the Merger Agreement, the Board of Directors of the Company determined that, pursuant to the conditions set forth in the Rights Plan, as amended, the Rights would not be distributed as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of the Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement. If the Board had not so acted, a distribution of Rights, separate from the Common Stock, might have resulted from the Offer, the Merger Agreement or any of the respective transactions contemplated thereby. A copy of the Amended and Restated Rights Plan has been filed as Exhibit (e)(7) to this Schedule 14D-9.

Indemnification of Officers and Directors.

   The Company's directors and officers are entitled to indemnification pursuant to the provisions governing indemnification contained in the CBCA.

   Colorado law generally permits indemnification of director liability, including expenses actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the shareholders that the person seeking indemnification acted in good faith and in the case of conduct in an official capacity, in a manner he or she reasonably believed was in the best interests of the corporation or a benefit plan (if acting in a capacity with respect to such a plan). In other cases, the director is entitled to indemnification if his or her conduct was at least not opposed to the corporation's best interests. In a criminal proceeding, the director is entitled to indemnification if he or she had no reasonable cause to believe the conduct was unlawful.

   Without court approval, however, no indemnification is available in any action by or on behalf of the corporation (i.e., a derivative action) in which such person is adjudged liable to the corporation or in any other proceeding where the director is adjudged liable on the basis that he or she received an improper personal benefit. Colorado law requires indemnification of director expenses when the individual being indemnified has successfully defended any action, claim, issue, or matter therein, on the merits or otherwise.

   A director may also apply for and obtain indemnification as ordered by a court under circumstances where the court deems the director is entitled to mandatory indemnification under Colorado law or when, under all the facts and circumstances, it deems it fair and reasonable to award indemnification even though the director has not strictly met the statutory standards. An officer is also entitled to apply for and receive court awarded indemnification to the same extent as a director.

   A corporation cannot indemnify its directors by any means (other than under a third party insurance contract) if to do so would be inconsistent with the limitations on indemnification set forth in the CBCA.

   A Colorado corporation may indemnify officers, employees, fiduciaries and agents to the same extent as directors, and may indemnify those persons to a greater extent than is available to directors if to do so does not violate public policy and is provided for in a bylaw, a general or specific action of the board of directors or shareholders or in a contract.

   The Company's bylaws provide that "[t]he board of directors shall have the authority to indemnify any director, officer, employee, fiduciary or agent of the corporation for expenses incurred in any threatened, pending or completed action suit or investigation" and that "[t]he directors are authorized to purchase liability insurance for the officers, directors and other individuals it wishes to protect." Offeror and Parent have agreed that the present officers and directors of the Company will continue to be indemnified and insured following the Merger.

Section 14(f) Information Statement.

   The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

Shareholder Dissenters' Rights.

   In a merger presented to shareholders of the Company, the shareholders will be entitled to certain dissenters' rights under Colorado law. A summary of Colorado's shareholder dissenters' rights is attached as Annex C hereto.

Offer to Purchase, Letter of Transmittal and Related Documents.

   Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, form of letter to brokers, dealers, commercial banks, trust companies and other nominees and form of letter to clients which are filed as Exhibits (a)(1), (a)(2), (a)(5) and (a)(6) hereto, respectively, and incorporated herein by reference, all of which were prepared by Parent and Offeror.

Item 9. Material to be Filed as Exhibits.

 Exhibit
   No.   Description
 ------- -----------
 (a)(1)  Offer to Purchase dated August 18, 2000 (incorporated by reference to
         Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Offeror on
         August 18, 2000).*

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO filed by Parent and Offeror on August 18,
         2000).*

 (a)(3) Letter from the Chairman of the Company to the Company's shareholders dated August 18, 2000 (filed herewith).**

 Exhibit
   No.   Description
 ------- -----------
 (a)(4)  Press Release issued by the Company on August 11, 2000 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9-C filed by the
         Company on August 11, 2000).

 (a)(5)  Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees (incorporated by reference to
         Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (a)(6)  Opinion of SunTrust Equitable Securities dated August 9, 2000
         (included as Annex A to this Schedule 14D-9).**

 (e)(1)  Agreement and Plan of Merger dated as of August 10, 2000 among Parent,
         Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(2)  Pages 1-16 of the Company's Annual Meeting Proxy Statement filed on
         September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(3)  Pages 7-8 of the Company's Annual Report of Form 10-K filed on
         September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(4) Form of side letter, to be entered into in substantially same form at or prior to the consummation among Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit
         (d)(2) to the Schedule TO filed by Parent and Offeror on August 18,
         2000).

 (e)(5)  Stock Voting and Tender Agreement dated as of August 10, 2000, among
         Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit (d)(3) Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(6) Form of Separation Policy, to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit (d)(4) Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(7)  Confidentiality Agreement between Kohlberg & Co., L.L.C. and the
         Company, dated as of January 21, 2000 (incorporated by reference to Exhibit (d)(5) Schedule TO filed by Parent and Offeror on August 18,
         2000).

 (e)(8)  Amended and Restated Rights Plan dated December 1, 1999, as amended
         August 9, 2000 (filed herewith).

 (e)(9) Form of Stockholders' Agreement for KBII Holdings, Inc., to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit (d)(6) Schedule TO filed by Parent and Offeror on August 18, 2000).

--------
* Included in materials being delivered to shareholders by the Offeror. ** Included in materials being delivered to shareholders by the Company.

   Materials not being delivered by the Offeror or the Company, but which is listed as "filed" with this Schedule 14D-9, may be obtained by accessing the Commission's website on the Internet at http://www.sec.gov.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000

                                             BI INCORPORATED

                                                    /s/ David J. Hunter
                                             By: ______________________________
                                                 David J. Hunter, President

                                                                        ANNEX A

    SunTrust Equitable Securities Corporation
    800 Nashville City Center
    Nashville, Tennessee 37219-1743

    Member New York Stock Exchange, Inc.
-------------------------------------------------------------------------------
[SUNTRUST EQUITABLE SECURITIES LOGO]

August 9, 2000

Board of Directors
BI Incorporated
6400 Lookout Road
Boulder, CO 80301

Members of the Board:

   We understand that BI Incorporated ("Company") has entered into an Agreement and Plan of Merger (the "Agreement") with KBII Holdings, Inc. ("Acquiror") and KBII Acquisition Company, Inc. ("Sub"). The Agreement provides that the Acquiror shall cause Sub to commence an offer (the "Offer") to purchase all of the shares of issued and outstanding stock (the "Common Stock") of the Company at a purchase price of $8.25 per share (the "Offer Price"). Under the Agreement, the Company has approved and consented to the Offer. The Agreement also provides that, subject to the terms and conditions of the Agreement and applicable law, the Company and Sub shall consummate a merger (the "Merger") pursuant to which (a) the Sub shall be merged with and into the Company and the separate corporate existence of the Sub shall thereupon cease, and (b) the Company shall be the successor or surviving corporation in the Merger (the "Surviving Corporation") under the name BI Incorporated and shall continue to be governed by the laws of the State of Colorado. In the Merger, each outstanding share of Company Common Stock, other than Dissenting Shares (as defined by the Agreement), will be converted into the right to receive the Offer Price. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.

   You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Offer Price to be received in the Offer or the Merger by shareholders of the Company.

   SunTrust Equitable Securities Corporation ("SunTrust Equitable Securities"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In consideration for rendering the opinion set forth in this letter, SunTrust Equitable Securities will receive a fee and reimbursement of its expenses. In addition, the Company has agreed to indemnify SunTrust Equitable Securities for certain liabilities arising out of its engagement, including the rendering of this opinion. In the ordinary course of business, we trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

   In connection with our opinion, we have reviewed, among other things, the Agreement and terms of related documents, certain publicly-available information and certain other financial information, reports, forecasts and other internal information that was provided to us by or on behalf of the Company. We held discussions with the management and representatives of the Company concerning the historical and current operations of the Company, its financial condition and its prospects. In addition, we conducted such other financial studies, analyses and investigations and reviewed such other information and factors as we deemed appropriate for purposes of this opinion.

Board of Directors
August 9, 2000
Page 2

   In rendering this opinion, we have relied, without assuming any responsibility for independent verification, on the accuracy and completeness of all financial and other information reviewed by us that was publicly available or furnished to us by or on behalf of the Company. We have assumed with your consent that the financial forecasts that we examined were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluations or appraisals. Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder of the Company as to whether or not that shareholder should tender their shares pursuant to the Offer or should vote to approve the Merger. The financial markets in general, and the markets for the securities of the Company, in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of the Company after the date hereof.

   It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger. This letter may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent; however, the opinion rendered hereby may be included in its entirety in the Schedule 14D-9 to be distributed by the Company to its shareholders and filed with the Securities and Exchange Commission.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be paid in the Offer and the Merger to the holders of the Company Common Stock is fair, from a financial point of view, to such holders of the Company Common Stock.

                                          Very truly yours,

                                          SunTrust Equitable Securities
                                          Corporation

                                                                        ANNEX B

                                BI INCORPORATED

                               ----------------

                Information Statement Pursuant to Section 14(f)
                  of the Securities Exchange Act of 1934 and
                             Rule 14F-1 Thereunder

                               ----------------

   We are providing this Information Statement with respect to a proposed tender offer for all of the outstanding shares of common stock of BI Incorporated (the "Company" or "BI") and a proposed merger of BI with and into KBII Acquisition Company, Inc. ("KBII"), as described in the Schedule 14D-9 which accompanies this Information Statement. BI has agreed that at the earlier of the purchase of at least 90% of the outstanding shares pursuant to the tender offer and in connection with the consummation of the merger, all members of the current Board of Directors of BI will be replaced with two new directors who are the designees of KBII.

   This Information Statement is being distributed to provide BI shareholders with certain information concerning current and proposed directors, as well as certain other information relating thereto.

   The outstanding voting securities of the Company as of August 10, 2000, consisted of 7,968,818 shares of common stock. The holders of common stock are entitled to one vote for each share held of record by them on matters submitted to a vote of shareholders.

   However, no vote or other action by BI shareholders is being called in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to BI.

          The Date of this Information Statement is August 18, 2000.

              INFORMATION CONCERNING CURRENT DIRECTORS, OFFICERS
                            AND DIRECTOR DESIGNEES

   The following sets forth the name, age as of August 10, 2000, the year each became a director, current principal occupation or employment and five year employment history for the eight members currently serving on the Board.

                                                                       Director
                                                                   Age  Since
                                                                   --- --------
William E. Coleman is Chairman of Colorado Venture Management, a
 venture capital firm, and Chairman of Colorado Energy
 Management, developers of cogeneration projects. Dr. Coleman has
 been Vice Chairman of the Board since November 1992.............   66   1984

Mckinley C. Edwards, Jr. has been Executive Vice President and
 Chief Operating Officer since November 1996. He joined the
 Company in November 1983 as Manufacturing Manager, was elected
 Vice President of Manufacturing in November 1984, promoted to
 Executive Vice President of Operations in April 1985 and was
 elected as Treasurer and Secretary in June 1986.................   58   1990

Beverly J. Haddon is currently President of The Haddon Firm, which is engaged in business consulting and government lobbying.
 Prior to forming The Haddon Firm, Ms. Haddon was a Partner at
 CRL Associates, a business consulting and government lobbying firm, since April 1993. Prior to this date, she held various positions over 28 years with Norwest Bank, her latest being
 Executive Vice President from June 1991 through May 1992........   58   1994

David J. Hunter joined the Company in June 1981 and served as
 Operations Manager and Vice President of Operations from January
 1982 to July 1982, Vice President and Chief Operating Officer
 from July 1982 to April 1985, and as President and Chief
 Executive Officer from April 1985 to the present................   55   1982

Jeremy N. Kendall has been Chairman and Chief Executive Officer of Stake Technology, Ltd., a company which has developed a
 process for converting biomass into chemicals and pulp, since
 June 1983. Mr. Kendall is also Chairman of JEMTEC, Inc., an independent distributor of certain of the Company's products. He is Director of Environmental Reclamation Inc., Chairman of
 Easton Minerals, and Chairman of Logicsys, Inc. Mr. Kendall has
 been Chairman of the Board since November 1992..................   60   1981

Perry M. Johnson has served as a Corrections Consultant since
 April 1988. He consults in the areas of prison overcrowding, implementation of house arrest and halfway house programs and development of offender classification systems. Since January
 1982 he has been Adjunct Professor for the School of Criminal
 Justice at Michigan State University. Prior to April 1988, Mr.
 Johnson was Deputy Director, Bureau of Field Services; Director,
 Michigan Department of Corrections; Warden, State Prison of
 Southern Michigan and Deputy Director, Bureau of Correctional
 Facilities......................................................   69   1994

Barry J. Nidorf has served as a Corrections Consultant since
 March 1997. Prior to this date, he held various positions, over
 32 years with the Los Angeles County Probation Department, his latest being Chief Probation Officer from June 1984 to March
 1997............................................................   59   1997

Byam K. Stevens, Jr. has served as a security analyst and
 portfolio manager for the stock brokerage firm of H.G.
 Wellington & Co., Inc. since March 1986. From January 1973 to that time, he served in the same capacities for Stillman,
 Maynard & Co. until the two firms merged........................   69   1989

Information Concerning Director Designees

   The following sets forth the name, age as of August 10, 2000, current principal occupation or employment and five year employment history for the two persons who have been designated by KBII to assume directorships upon the purchase of at least 90% of the outstanding shares of BI Common Stock in the tender offer and the consummation of a merger between BI and KBII. This information was provided by KBII.

   James A. Kohlberg is President of KBII Acquisition Company, Inc. and KBII Holdings, Inc., Managing Member of KBII Management, LLC (General Partner of KBII Acquisition Company, L.P., the controlling shareholder of KBII Holdings, Inc.). Mr. Kohlberg has been a principal of Kohlberg & Co., L.L.C. for more than the past five years.

   Christopher Lacovara is Secretary of KBII Acquisition Company, Inc. and KBII Holdings, Inc., and Secretary of KBII Management, LLC. Mr. Lacovara has been an associate with and/or principal of Kohlberg & Co., L.L.C. for more than the past five years.

Current Director Compensation

   Each non-employee director was granted, on July 1, 2000, an option pursuant to the 1999 Stock Option Plan to purchase 4,500 shares of the Company's common stock at the closing price on the date prior to the grant date for service in fiscal 2000. Non-employee directors received $2,500 for each Board of Directors meeting attended during the fiscal year. Non-employee directors who are members of the Audit, Nomination and Compensation Committees received $250 for each meeting attended during the fiscal year as stated below. On November 16, 1999, each re-elected non-employee director received $7,500.

   In the event of retirement, directors, other than those who have been found in a legal proceeding to have violated their duties to the Company, are entitled to a one-time payment of $1,000 per year for service on the Board upon their retirement. Service of more than one fiscal quarter of a year is deemed service for that year. Any compensation shall be paid with the final check delivered to the retiring Director for accrued Director's fees.

Committees, Attendance, Nominations for Fiscal 2000

   The Company has standing Audit, Nomination and Compensation Committees. The Company's Audit Committee during fiscal 2000 was comprised of Messrs. Coleman, Hunter, Johnson, Nidorf and Stevens. This Committee recommends engagement of the Company's independent accountants, approves services performed by such accountants, and reviews and evaluates the Company's accounting system of internal controls. The Audit Committee met 3 times during fiscal year 2000. During fiscal 2000, the Compensation Committee consisted of Messrs. Edwards, and Hunter (non-voting members), Kendall, Stevens, and Ms. Haddon. This Committee approves salaries and other compensation arrangements for the executive officers of the Company. This Committee also approves option grants to eligible employees under the Company's stock option plans. The Compensation Committee met seven times during fiscal 2000. The Nomination Committee consisting of Messrs. Hunter, Coleman, Kendall and Johnson did not meet in fiscal 2000. This committee was formed to develop the composition and participation guidelines of the Board of Directors. The Company's Board of Directors met eight times during fiscal 2000. Each Director participated by personally attending during fiscal 2000 over 75% of both the Board of Directors meetings and meetings of committees of which he or she was a member.

Information Concerning Current Officers

   The following table sets forth certain information with respect to the current executive officers of the Company.

  At August 15, 2000 the executive officers of the Company were as follows:

           Name           Age                    Position
           ----           ---                    --------
 David J. Hunter           55 President and Chief Executive Officer
 Mckinley C. Edwards, Jr.  58 Executive Vice President and Chief Operating
                              Officer, Secretary and Treasurer
 Jacqueline A. Chamberlin     Vice President of Finance and Chief Financial
                           45 Officer
 Steven P. Merrefield      51 Executive Vice President
 Jonathan M. Hinebauch     59 Vice President, Business Development

All executive officers serve at the discretion of the Board of Directors.


   David J. Hunter joined the Company in June 1981 and served as Operations Manager and Vice President of Operations from January 1982, Vice President and Chief Operating Officer since July 1982, and was elected to the Board of Directors in December 1982. In April 1985, he was elected President and Chief Executive Officer.

   Mckinley C. Edwards, Jr. has been Executive Vice President and Chief Operating Officer since November 1996. He joined the Company in November 1983 as Manufacturing Manager, was elected Vice President of Manufacturing in November 1984. In April 1985 he was promoted to Executive Vice President of Operations was elected as Treasurer and Secretary in June 1986 and was elected to the Board of Directors in 1990.

   Jacqueline A. Chamberlin has been Vice President of Finance and Chief Financial Officer since November 1993. She joined the Company in January 1983 and served as Accounting Manager through November 1985, Controller until May 1992 and Vice President of Accounting up to November 1993.

   Steven P. Merrefield has been with the Company since April 1990. He has served as Vice President of Monitoring, Vice President of Major Accounts, Vice President of Customer Services, Vice President and General Manager of the Electronic Monitoring Division and Vice President and General Manager of the Community Correctional Services Division. Currently, he is Executive Vice President overseeing Marketing and Sales. In February 1999 he was appointed a Corporate Officer. He has been in the corrections industry for over twenty-five years. Before joining the Company, he held numerous positions in public and private corrections. He has worked for the Florida Department of Corrections, Georgia Department of Corrections and Harris County, TX.

   Jonathan M. Hinebauch has been Vice President of Business Development since 1996 and elected a corporate officer in February 1999. He joined the Company in 1986 and has held numerous positions ranging from VP Sales and Marketing from 1986 to 1988 and Major Account Management from 1988 to 1993. Prior to BI, Mr. Hinebauch was President of Alpine Designs from 1971 to 1973, VP of Camp 7 from 1973 to 1975 and Founder of Altra Inc. in 1975.

      BENEFICIAL OWNERSHIP OF COMMON STOCK AND POSSIBLE CHANGE IN CONTROL

Beneficial Ownership of Common Stock

   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of August 10, 2000 (except as specifically noted with respect to certain persons) by (i) persons known to the Company to own beneficially more than five percent (5%) of the outstanding Common Stock of the Company, (ii) by each director, (iii) by each Named Executive Officer (as defined in the section of this proxy statement entitled "Executive Compensation--Summary Compensation Table"), and (iv) by all executive officers and directors as a group. A person is deemed to be a beneficial owner of Common Stock that can be acquired by such person within 60 days from August 10, 2000 upon the exercise of warrants or options. The address of each person for whom an address is not shown is care of the Company.

                                          Amount and nature
                Name                   of beneficial ownership Percent of Class
                ----                   ----------------------- ----------------
Merrill Lynch Asset Management
800 Scudders Mill Road
Plainsboro, NJ 08536                            722,200(1)           9.1%

Neil J. Weisman
c/o Home Port Holdings, Inc.
139 West Saddle River Road
Saddle River, NJ 07458                          684,300(1)           8.6%

Dimensional Fund Advisors, Inc.
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401                          591,300(2)           7.4%

Jackie A. Chamberlin                            113,372(3)           1.4%

William E. Coleman                               28,500(4)            *

Mckinley C. Edwards, Jr.                        180,063(5)           2.2%

Beverly J. Haddon                                56,000(6)            *

Jonathan M. Hinebauch                            74,290(7)            *

David J. Hunter                                 323,373(8)           4.0%

Perry M. Johnson                                 58,000(9)            *

Jeremy N. Kendall                                72,150(10)           *

Steven P. Merrefield                             58,751(11)           *

Barry J. Nidorf                                  18,000(12)           *

Byam K. Stevens, Jr.                             81,950(13)          1.0%

All Officers and Directors as a Group
 (11 persons)                                 1,064,449(14)          12.2%

--------
*  Represents less than 1%
(1) As of June 30, 2000.
(2) As of March 31, 2000.
(3) Includes options to purchase 82,500 shares, exercisable within sixty days. Upon completion of a merger between the Company, KBII and KBII Holdings, Inc., all options will vest on the effective date of the merger, including 10,000 additional options, which are not included in the table.
(4) Includes options to purchase 28,500 shares which are presently exercisable.

(5) Includes options to purchase 122,500 shares, exercisable within sixty days. Upon completion of a merger between the Company, KBII and KBII Holdings, Inc., all options will vest on the effective date of the merger, including options to purchase an additional 10,000 shares, which are not included in the table.
(6) Includes options to purchase 55,000 shares which are presently exercisable.
(7) Includes options to purchase 65,618 shares, exercisable within sixty days. Upon completion of a merger between the Company, KBII and KBII Holdings, Inc., all options will vest on the effective date of the merger, including options to purchase an additional 18,500 shares, which are not included in the table.
(8) Includes options to purchase 185,000 shares, exercisable within sixty days. Upon completion of a merger between the Company, KBII and KBII Holdings, Inc., all options will vest on the effective date of the merger, including options to purchase an additional 10,000 shares, which are not included in the table.
(9) Includes options to purchase 55,000 shares which are currently exercisable.
(10) Includes options to purchase 61,000 shares which are currently exercisable.
(11) Includes options to purchase 38,475 shares, exercisable within sixty days. Upon completion of a merger between the Company, KBII and KBII Holdings, Inc., all options will vest on the effective date of the merger, including options to purchase an additional 20,000 shares, which are not included in the table.
(12) Includes options to purchase 18,000 shares which are currently exercisable.
(13) Includes 4,000 shares owned by Mr. Stevens' relatives, as to which shares he disclaims beneficial ownership. Also includes options to purchase 61,000 shares which are currently exercisable.
(14) Includes options to purchase 278,500 shares which are presently exercisable and 494,093 shares issuable on exercise of options which will become exercisable within sixty days. Upon completion of a merger between the Company, KBII and KBII Holdings, Inc., all options will vest on the effective date of the merger.

Possible Change in Control

   On August 10, 2000, the Company entered into an Agreement and Plan of Merger with KBII Acquisition Company, Inc. and KBII Holdings, Inc., pursuant to which the Board of Directors agreed to support a tender offer by KBII Acquisition Company, Inc. for all of the outstanding shares of BI common stock, to be followed by a merger between BI and KBII Acquisition Company, Inc. to acquire control of all shares not acquired through the tender offer. Pursuant to this agreement, a change in control of the Company would occur, as described in the Schedule 14D-9 which is being delivered concurrently with this Information Statement.

CURRENT EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS; CERTAIN AGREEMENTS WITH RESPECT TO THE MERGER

   The Named Executive Officers, (Messrs. Hunter, Edwards, Hinebauch, Merrefield and Ms. Chamberlin) have employment agreements with the Company. These agreements assure continuity of management in the event of any actual change in control, as defined in these agreements. The Company agrees to continue the employ of the executive for two years from the effective date of the change in control. The executive will receive annual salary and benefits of not less than his or her current rate, and will be eligible to participate in bonus and other incentive compensation plans on the same basis he or she was participating before the change in control. Any unvested portion of stock options held by the executive will become fully vested upon the change of control. If the executive is terminated as a result of the change in control (as defined in the agreement) he or she will receive salary and benefits as if he or she were an employee through the end of his or her employment contract period.

   Upon completion of a merger between the Company, and KBII Acquisitions Company, Inc., each of these persons has agreed to forego the entitlement to severance payments under their employment agreements in return for continuing employment with the Company following the merger.

   The Named Executive Officers have also agreed with KBII Holdings, Inc., that they will reinvest a portion of their current equity and/or exchange all of their vested BI stock options (Ms. Chamberlin and Messrs. Hinebauch and Merrefield) or a portion of their vested options (Messrs. Hunter and Edwards) for equity and options in KBII Holdings, Inc. which will amount to approximately 1.78% of the outstanding equity capital of KBII Holdings, Inc., on a fully diluted basis.

   The Named Executive Officers have been offered proposed employment relationships by KBII Holdings, Inc. as described in Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9 to which this Information Statement is attached, under the caption "Proposed Employment and Similar Arrangements."

EXECUTIVE COMPENSATION PAID DURING FISCAL 2000

Report of the Compensation Committee

   With respect to fiscal 2000 executive compensation, the Compensation Committee (the "Committee") administered the compensation for the corporate officers and grants to the officers under the 1996 and 1999 Stock Option Plans. The Committee also annually establishes and reviews the bonus program for corporate officers. The Committee's policy in administering these plans and programs is to provide a strong and direct link among shareholder value, company performance and executive compensation as well as to structure sound compensation programs that will attract and retain high quality people.

   Officer Compensation Policy. The Committee periodically utilizes the services of a professional executive compensation consultant to assist the Company in establishing the corporate officer compensation policy. It remains the Committee's policy to assure that the officers are compensated with a base salary, an annual bonus plan, and long-term incentive stock based compensation. The Company's compensation objective is to provide compensation which is designed to be competitive for base salaries with the companies BI competes with for executive talent, and which is variable with the performance of the organization. Incentive compensation will vary with performance. Above-average performance results in above-average total compensation, and below-average performance for the Company results in below-average total compensation. The focus is placed on company performance and individual contributions toward that performance. The Board of Directors have chosen to use the Committee's policy as a guideline when considering future corporate officer compensation matters. Both the Committee and the Board regularly review national executive compensation surveys to assure the parity and appropriateness of BI's officer compensation policy.

   The Committee's corporate officer compensation policy is founded on principles that guide the Company in establishing compensation programs at all levels of the organization. All programs, including those for corporate officers, have the following characteristics:

   Compensation is based on the level of job responsibility, the individual's level of performance, and Company performance. Corporate officers have a greater portion of their pay based on Company performance than do other management employees. Compensation also takes into consideration the value of the job in the marketplace. To retain its highly skilled work force, the Company strives to remain competitive with the pay of employers of a similar stature who compete with the Company for talent.

   Through its stock option and stock purchase plans, the Company offers the opportunity for equity ownership to all of its employees. In addition, the Company provides corporate officers and other key employees the opportunity to build equity ownership through its Option Plans.

   Corporate officer reviews are typically conducted at the first Compensation Committee meeting after the end of each fiscal year. At these reviews both short- and long-term compensation matters are considered based upon previous year-end results and the new plan for the future.

   Fiscal 2000 revenue was at a record level of $72.1 million, up 5.4% over fiscal 1999 revenue of $68.4 million. Net income from continuing operations in its Electronic Monitoring (EM) and Community Correctional Services (CCS) business units decreased to $1.4 million, from $4.2 million in fiscal 1999. During the period, the Company invested in activities related to new product development and market expansion in EM and CCS. It is management's view that such investments are essential to the progress of the Company over the long term.

   No officer bonuses were paid for fiscal 2000.

   Long-term incentive compensation in the form of stock options is an important element of the performance-based compensation of executive officers as well as other managers and employees within the Company. The grant of stock options continues the Company's long-standing practice of increasing management's equity ownership in order to ensure that their interests remain closely aligned with those of the Company's shareholders. Stock options and equity ownership in the Company provide a direct link between executive compensation and shareholder value and serve as an incentive because the exercise price is equal to the fair market value on grant date; thus, executive officers will receive future gains from these options only to the extent the price of the Company's stock increases. Stock options, in addition to providing the Company's key employees an opportunity for increased equity ownership also create an incentive to remain with the Company for the long term.

   Pursuant to the Company's Compensation Policy and in accordance with the Company's long-term compensation plan, at the November 1999 Board of Directors meeting, the Committee recommended and the Board approved stock option grants of 20,000 shares for each of the Company's five executive officers, each priced at market value on the date of the grant.

   Pursuant to an officer salary plan based on a national executive survey and consultant recommendation, the officers were paid the following salaries effective July 1, 1999: Mr. Hunter $295,000 annually, an increase of 24.6%; Mr. Edwards $220,000 annually, an increase of 18.9%; Ms. Chamberlin $145,000 annually, an increase of 11.5%; Mr. Merrefield $150,000 annually, an increase of 2.4%; and Mr. Hinebauch $145,000 annually, an increase of 16%. These salaries are now at the parity levels recommended in 1998 by the compensation consultant as a result of his analysis of national compensation surveys.

   Chief Executive Officer Compensation. The Committee reviews all compensation matters relative to the CEO after the close of each fiscal year at June 30. At the first Compensation Committee meeting of fiscal 2000, the Committee recommended and the Board approved an annual salary increase from $222,500 to $295,000 for Mr. Hunter effective July 1, 1999. A three-step salary adjustment plan was developed to bring Mr. Hunter's salary in line with national survey data and the executive consultant's findings relative to similar positions in comparable companies. The Committee believes Mr. Hunter's salary is now in line with these findings.

   No bonus was paid to Mr. Hunter pursuant to the fiscal 2000 incentive plan.

   Pursuant to the Company's Compensation Policy and in accordance with the Company's long-term compensation plan, at the November 1999 meeting of the Board of Directors, the Committee recommended and the Board approved a stock option grant of 20,000 shares. This grant was priced at market value on the date of the grant.

   The Committee will continue to review all aspects of Mr. Hunter's compensation annually in July to establish goals for the ensuing fiscal year against which his performance and adjustments in compensation will be evaluated.

   Compensation Committee: Beverly J. Haddon, Chairwoman; Jeremy N. Kendall; Byam K. Stevens, Jr.; David J. Hunter (non-voting member); and Mckinley C. Edwards, Jr. (non-voting member).

                          Summary Compensation Table

   The following table sets forth the compensation paid each of the last three fiscal years ended June 30, 2000, 1999 and 1998 to the Company's Chief Executive Officer and each Executive Officer who received compensation in excess of $100,000 (collectively, the "Named Executive Officers").

                                                   Long-term Compensation
                                                ----------------------------
                                                       Awards        Payouts
                                                -------------------- -------
                                                           Number of
                                                Restricted  Option
                                                  Stock     Shares    LTIP*     All Other
Name and title             Annual Compensation    Awards    Granted  Payouts Compensation (a)
--------------            --------------------- ---------- --------- ------- ---------------
                          Year  Salary   Bonus
                          ---- -------- -------
David J. Hunter           2000 $280,267 $     0      0      20,000       0       $30,208
President,                1999  237,546       0      0           0       0        23,156
Chief Executive Officer   1998  207,821  16,064      0           0       0        13,947
Mckinley C. Edwards, Jr.  2000 $213,631 $     0      0      20,000       0       $25,507
Executive Vice President  1999  193,539       0      0           0       0        20,851
Chief Operating Officer   1998  171,452  10,604      0           0       0        15,382
Jackie A. Chamberlin      2000 $143,054 $     0      0      20,000       0       $16,545
Vice President, Finance,  1999  133,246       0      0           0       0        18,905
Chief Financial Officer   1998  113,968   5,282      0           0       0        12,021
Jonathan M. Hinebauch
 (b)                      2000 $137,002 $     0      0      20,000       0       $24,718
Vice President,           1999  118,548  13,416      0      12,000       0         9,426
Business Development
Steven P. Merrefield (b)  2000 $151,040 $     0      0      20,000       0       $18,216
Executive Vice President  1999  142,925  13,655      0      15,000       0         9,529

--------
   * Long-term Incentive Plan
    (a) Other compensation includes:
    1. matching contribution made pursuant to the Company's 401k retirement savings plan as follows: Mr. Hunter $2,450; Mr. Edwards $1,936; Ms. Chamberlin $1,460; Mr. Hinebauch $1,400; and Mr. Merrefield $1,677;
    2. payment of unused vacation hours up to 40 hours: $5,673 for Mr. Hunter; $4,231 for Mr. Edwards; and $2,885 for Mr. Merrefield;
    3. annual car allowance of $10,200 each to Mr. Hunter, Mr. Edwards, Ms. Chamberlin, Mr. Hinebauch and Mr. Merrefield;
    4. effective July 1, 1998 the Board of Directors approved an annual allowance of up to $10,000 for financial and tax advisory services. Fiscal 2000 payments for these services: Mr. Hunter $5,983, Mr. Edwards $4,035; Ms. Chamberlin $555, Mr. Hinebauch $9,700 and Mr. Merrefield $1,725;
    5. the Company paid life insurance premiums in connection with a policy purchased as part of a deferred compensation arrangement, as follows: $5,902 for Mr. Hunter; $5,105 for Mr. Edwards; $4,330 for Ms. Chamberlin; $3,418 for Mr. Hinebauch and $1,729 for Mr. Merrefield.

    (b) On February 4, 1999 Jonathan M. Hinebauch and Steven P. Merrefield became Corporate Officers of BI Incorporated. The table reports total fiscal 1999 and 2000 compensation.

Stock Option Grants

   The following table shows the stock options granted to the Named Executive Officers during fiscal 2000 and the potential realizable value of those grants (on a pre-tax basis) determined in accordance with SEC rules. The information in this table shows how much the Named Executive Officers may eventually realize in future dollars if the stock gains 5% or 10% in value per year, compounded over the life of the options. These amounts represent assumed rates of appreciation of the Company's Common Stock.

   The options described in this table have exercise prices equal to the fair market value of a share of Common Stock on the date they were granted.

                                                                         Potential Realizable
                                                                           Value at Assumed
                             Options Shares Granted in Fiscal 2000       Annual Rate of Stock
                                       Individual Grants                Price Appreciation (b)
                         ---------------------------------------------- ----------------------
                                      % of Total
                          Number of  Option Shares
                           Option     Granted to   Exercise
                           Shares    Employees in  Price Per Expiration
          Name           Granted (a)  Fiscal Year    Share      Date        5%         10%
          ----           ----------- ------------- --------- ---------- ---------- -----------
David J. Hunter.........   20,000         5.2%       $7.25    11/16/06  $   59,000 $   137,800
Mckinley C. Edwards,
 Jr.....................   20,000         5.2%       $7.25    11/16/06  $   59,000 $   137,800
Jackie A. Chamberlin....   20,000         5.2%       $7.25    11/16/06  $   59,000 $   137,800
Jonathan M. Hinebauch...   20,000         5.2%       $7.25    11/16/06  $   59,000 $   137,800
Steven P. Merrefield....   20,000         5.2%       $7.25    11/16/06  $   59,000 $   137,800

--------
(a) 10,000 shares vest immediately. The remaining options vest over a two year period, with 25% vesting each year following the grant date. In the event of termination on account of death or disability, the options which would have vested during the vesting period in which death or disability occurs will, vest. In the event of a change in control the options vest immediately.
(b) Calculated over a seven-year period, representing the life of the option.
(c) Granted November 16, 1999 pursuant to the Company's 1996 Stock Option
    Plan.

Stock Option Exercises and Option Values

   The following table shows information concerning the exercise of stock options by each of the Named Executive Officers during fiscal 2000, and the value of all remaining unexercised options at June 30, 2000, on a pre-tax basis.

   Aggregate Option Exercises in Fiscal 2000 and June 30, 2000 Option Values

                                                                              Value of Unexercised,
                                                    Number of Unexercised    In-the-Money Options at
                           Shares                    Options at 6/30/00            6/30/00 (b)
                         Acquired on  Net Value   ------------------------- -------------------------
          Name            Exercise   Realized (a) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -----------  ----------- ------------- ----------- -------------
David J. Hunter.........   80,735     $272,077      165,000      30,000       $29,688        $ 0
Mckinley C. Edwards,
 Jr.....................    7,424     $ 23,627      107,500      25,000       $14,844        $ 0
Jackie A. Chamberlin....        0     $      0       72,500      20,000       $ 5,938        $ 0
Jonathan M. Hinebauch...        0     $      0       59,694      24,424       $     0        $ 0
Steven P. Merrefield....        0     $      0       33,930      23,545       $ 2,376        $ 0

--------
(a) The net value realized on exercise of stock options is calculated by subtracting the exercise price from the market value of the Company's common stock as of the exercise date.
(b) The value of unexercised in-the-money options is equal to the market value of the common stock at June 30, 2000 ($5.375 per share) less the per share option price, multiplied by the number of exercisable or unexercisable options.

Stock Option Repricing

   The following table shows information concerning the repricing of options for each executive officer of the Company for the ten year period July 1, 1990 to June 30, 2000.

                        TEN-YEAR OPTION/SAR REPRICINGS

                                                                                            (g)
                                                                                         Length of
                                                                                         Original
                                      (c)                                               Option Term
                                   Number of        (d)           (e)                    Remaining
                                   Securities  Market Price    Exercise                 at Date of
                                   underlying   of Stock at  Price at Time               Repricing
                                  Options/SARs    Time of         of           (f)          or
          (a)               (b)   Repriced or  Repricing or  Repricing or  New Exercise  Amendment
          Name             Date   Amended (#)  Amendment ($) Amendment ($)  Price ($)   (in months)
          ----            ------- ------------ ------------- ------------- ------------ -----------
David J. Hunter           1/21/97   100,000        $7.13       $12.38         $7.00         115
Chief Executive Officer   4/18/94    40,000         4.88         5.875         5.13           9(1)
                          4/18/94    10,000         4.88         7.50          5.13          20
                          4/18/94    20,000         4.88         7.375         5.13          57
                          4/18/94    52,455         4.88         7.625         5.13          63
                          4/18/94    28,280         4.88         7.625         5.13          63

                          1/28/92    10,000         7.50        10.75          7.50          47

Mckinley C. Edwards, Jr.  1/21/97    75,000         7.13        12.38          7.00         115
Executive Vice
 President,               4/18/94    35,000         4.88         5.875         5.13           9(1)
Chief Operating Officer   4/18/94    10,000         4.88         7.50          5.13          20
                          4/18/94    15,000         4.88         7.375         5.13          57
                          4/18/94    23,424         4.88         7.625         5.13          63

                          1/28/92    10,000         7.50        10.75          7.50          47

Jackie A. Chamberlin      1/21/97    50,000         7.13        12.38          7.00         115
Chief Financial Officer,  4/18/94    10,000         4.88         7.50          5.13          12
Vice President Finance    4/18/94     2,500         4.88         7.00          5.13          27
                          4/18/94     7,000         4.88         8.25          5.13          55
                          4/18/94    11,255         4.88         7.625         5.13          63

                          1/28/92    10,000         7.50         9.9375        7.50          39

Jonathan M. Hinebauch     1/27/97    15,000         7.13         9.19          7.00          72
Vice President, Business  1/27/97    27,188         7.13        11.9375        7.00         115
Development

Steven P. Merrefield      1/27/97    16,475         7.13        11.9375        7.00         115
Vice President and
 General                  4/18/94     5,000         4.88         8.25          5.13          55
Manager, CCS              4/18/94     5,000         4.88         7.50          5.13          20
Business Unit             4/18/94    15,143         4.88         7.625         5.13          63
                          4/18/94     2,500         4.88         7.50          5.13          12
                          4/18/94     1,000         4.88         7.50          5.13          12

--------

(1) While this reflects the length of the original option term remaining at the date of repricing, the actual length of the option term remaining was 33 months, because the termination date for these options was extended from January 1995 to January 1997 at the time they were repriced.
(2) Compensation Committee: Frank L. Randall, Jr., Chairman, Beverly J. Haddon, Byam K. Stevens, Jr., Jeremy Kendall, David J. Hunter (non-voting member).

RELATED PARTY TRANSACTIONS; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Mr. Hunter, the Company's CEO and Mr. Edwards, the Company's COO, served as non-voting members of the Company's compensation committee during fiscal 2000, but did not participate in discussions involving their compensation.

   During fiscal 2000 the Company sold home arrest equipment and services to JEMTEC, Inc. in the amount of $19,100. Mr. Kendall, the Chairman of the Company, is Chairman of JEMTEC, Inc.

CERTAIN OTHER TRANSACTIONS

   On June 27, 1999 the Compensation committee approved a loan policy for the officers and directors of the Company to exercise company stock options and pay applicable taxes. The Board of Directors ratified this policy at a regularly scheduled meeting on August 4, 1999. Amounts up to 80% of the exercise price may be borrowed. The terms of the loan include a five year balloon payment, interest at prime rate and adequate security other than the stock being acquired.

   On July 26, 1999 Mr. Hunter borrowed $437,552 pursuant to the above terms to exercise two company stock options expiring July 28, 1999 for 80,735 shares at $5.13 each.

REPORTING COMPLIANCE CONCERNING SECTION 16(a) BENEFICIAL OWNERSHIP

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended June 30, 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

CORPORATE PERFORMANCE GRAPH

   The following performance graph compares the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock with the S&P (S&P Compustat) Total Return Index for the Nasdaq Stock Market (U. S. companies), Total Return Index for the Russell 2000 and the S&P Total Return Index for Nasdaq Stocks for a selected peer group of six companies whose information and identification products include radio frequency identification technology and personal response services for the preceding five year period. This graph includes the same peer group reported in the Company's fiscal 1999 proxy statement.

PERFORMANCE GRAPH

   The following indexed graph indicates the Company's total return to its stockholders from June 30, 1995 to June 30, 2000 as compared to total return for the Nasdaq Stock Market (U.S. companies) Index, Russell 2000 Index and a self-determined Peer Group Index selected by the Company, assuming a common starting point of $100 and that all dividends were reinvested. The information contained in this graph is not necessarily indicative of future Company performance.

           COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG BI
         INCORPORATED, THE NASDAQ STOCK MARKET (U.S. COMPANIES) INDEX,
                     RUSSELL 2000 INDEX AND A PEER GROUP**




                                           TOTAL RETURN INDEX-BASE 100
SOURCE-S&P COMPUSTAT      BASE YEAR - 100:    6/30/95
  COMPANY NAME        JUN-95  JUN-96   JUN-97  JUN-98   JUN-99   JUN-00
----------------      ------  ------   ------  ------   ------   ------

BI INC.               100.0   200.00   113.21  141.51   128.30    81.13
RUSSELL 2000          100.0   123.89   144.11  167.91   170.43   195.07
PEER GROUP INDEX      100.0   231.36   123.12  109.03    75.54    68.57

                         PERFORMANCE GRAPH APPEARS HERE

                           Description of the Graph:

The Performance Graph depicts, in straight-line fashion, the performance figures in the foregoing table for BI Incorporated, the Russell 2000 Index and the self-determined peer group. The x-axis of the graph depicts time from June 1995 through June 2000. The y-axis covers the scale from -0- through 250. The separation of each point is linear. Each point (representing the number in the table above) has been connected to the preceding and following point by a straight line.

** Self-determined peer group consists of six companies which are as follows:
   American Medical Alert Corp, Checkpoint Systems, Inc., Response USA, Inc., Amtech Corp, Destron Fearing Corp and Lifeline Systems, Inc. Four of these companies have a standard industrial classification code of 366 to 369. Two companies provide personal emergency response monitoring.

                                                                        ANNEX C

                          Colorado Dissenter's Rights

   THE FOLLOWING PARAGRAPHS SUMMARIZE THE PROCEDURES FOR DISSENTING SHAREHOLDERS PRESCRIBED BY ARTICLE 113 OF THE COLORADO BUSINESS CORPORATION ACT ("CBCA"). YOU ARE ENCOURAGED YOU TO READ THIS STATUTE AND/OR CONTACT YOUR LEGAL COUNSEL FOR A MORE COMPLETE UNDERSTANDING OF YOUR RIGHTS AND DUTIES.

   Colorado law provides that each record or beneficial holder of the Company's common stock is entitled to dissent from the Merger and obtain payment of the fair value of his or her shares of common stock. A shareholder wishing to exercise dissenters' rights must (1) prior to any required shareholder vote on the Merger, deliver to the Company written notice of his or her intention to demand payment for shares if the shareholders approve the Merger, and (2) either abstain from voting on or vote against the Merger, if a shareholder vote is required. A shareholder who votes in favor of the Merger may not exercise dissenters' rights. If a shareholder vote is not required for the Merger, then the dissenting shareholder must the provide a written payment demand and certificates for certificated shares by the date set forth in the dissenters' notice provided by the Company.

   A beneficial shareholder as defined by Section 7-113-101(1) of the CBCA must cause the record shareholder to notify the Company of his or her intent to dissent and demand payment. A beneficial shareholder should contact the record shareholder who owns the beneficial shareholder's shares for instructions on how to dissent.

   Within ten days after the Merger becomes effective, the Company must deliver a written dissenters' notice to all shareholders who properly deliver written notice of their intent to demand payment and who also either abstain from voting on or vote against the Merger, if required. If shareholder approval for the Merger is not required, the Company shall deliver a written dissenters' notice to all shareholders. In the notice, the Company must (1) state that the Merger was authorized, (2) state the effective date of the Merger, (3) include the address where the Company will receive payment demands and the stock certificates, (4) supply a form which the dissenting shareholder may use to demand payment, (5) set the date by which the Company must receive the payment demand and the stock certificates, which cannot be less than 30 days after the delivery of the notice, and (6) include a copy of Article 113 of the CBCA. Furthermore, the notice may require that all beneficial shareholders of the dissenting shares, if any, certify that they have asserted or will assert their dissenters' rights.

   After receiving the notice a dissenting shareholder must demand payment in writing and deposit any stock certificates according to the instructions in the notice. Any shareholders who fail to demand payment in writing or properly deposit stock certificates will not be entitled to the fair value of their shares. A shareholder's demand for payment and the deposit of any stock certificates is irrevocable except as provided in Section 7-113-204(3) of the CBCA. Once a shareholder demands payment and deposits the certificates with the Company, he or she may not transfer his or her shares. However, if the effective time of the Merger does not occur within 60 days after the date the Company sets as the day by which a shareholder must demand payment, the Company must return the deposited shares and lift the transfer restrictions, and send a new notice to the dissenting shareholders.

   Upon the later of the effective date of the Merger, or upon receipt of a demand for payment by a dissenting shareholder, the Company must pay each dissenting shareholder who properly demands payment and deposits his or her stock certificates the amount the Company estimates to be the fair value of such shares, plus accrued interest. The payment must be accompanied by (1) the Company's balance sheet for the fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statement; (2) a statement of the Company's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenting shareholder's right to demand payment if he or she rejects the Company's estimate of the fair value of the shares; and (5) a copy of Article 113 of the CBCA.

   A dissenting shareholder may reject the Company's valuation of the fair value of the shares if: (1) the dissenting shareholder believes that the amount paid or offered is less than the fair value of the shares or that the interest due is incorrectly calculated; (2) the Company fails to make payment within 60 days after the date set for demanding payment; or (3) the Company does not return the deposited stock certificates within the time specified by Section 7-113-207 of the CBCA. In order to reject the Company's estimation of fair value, the shareholder must notify the Company of his or her rejection in writing within 30 days after the Company makes or offers payment to such dissenting shareholder. This notification must include either the shareholder's own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of their estimate, less any payment already made by the Company, or a demand for payment of the fair value of the shares and interest due. In the event a demand for payment remains unresolved, the Company may commence a court proceeding to determine the fair value of the shares and accrued interest within 60 days after receiving the payment demand from a dissenting shareholder.

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
 (a)(1)  Offer to Purchase dated August 18, 2000 (incorporated by reference to
         Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Offeror on
         August 18, 2000).*

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO filed by Parent and Offeror on August 18,
         2000).*

 (a)(3) Letter from the Chairman of the Company to the Company's shareholders dated August 18, 2000 (filed herewith).**
 (a)(4) Press Release issued by the Company on August 11, 2000 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9-C filed by the Company on August 11, 2000).

 (a)(5)  Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees (incorporated by reference to
         Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (a)(6)  Opinion of SunTrust Equitable Securities dated August 9, 2000
         (included as Annex A to this Schedule 14D-9).**

 (e)(1)  Agreement and Plan of Merger dated as of August 10, 2000 among Parent,
         Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(2)  Pages 1-16 of the Company's Annual Meeting Proxy Statement filed on
         September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(3)  Pages 7-8 of the Company's Annual Report of Form 10-K filed on
         September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(4) Form of side letter, to be entered into in substantially same form at or prior to the consummation among Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit
         (d)(2) to the Schedule TO filed by Parent and Offeror on August 18,
         2000).

 (e)(5)  Stock Voting and Tender Agreement dated as of August 10, 2000, among
         Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(6) Form of Separation Policy, to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(7)  Confidentiality Agreement between Kohlberg & Co., L.L.C. and the
         Company, dated as of January 21, 2000 (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(8)  Amended and Restated Rights Plan dated December 1, 1999, as amended
         August 9, 2000 (filed herewith).

 (e)(9) Form of Stockholders' Agreement for KBII Holdings, Inc., to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

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*  Included in materials being delivered to shareholders by the Offeror.
** Included in materials being delivered to shareholders by the Company.
   Materials not being delivered by the Offeror or the Company, but which is listed as "filed" with this Schedule 14D-9, may be obtained by accessing the Commission's website on the Internet at http://www.sec.gov.